Exhibit 99.1

Aurora Cannabis Obtains Receipt for Final Base Shelf Prospectus Reiterates Fiscal Q1 Guidance

NYSE | TSX: ACB

  Filed Final Base Shelf Prospectus
  Reiterates Guidance on Previously Provided Fiscal 2021 First Quarter Financial Results
  Expects Full Compliance With All Fiscal Q1 Financial Covenants

EDMONTON, AB, Oct. 30, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced it has filed and been receipted on a final short form base shelf prospectus (the "Shelf Prospectus") with securities regulators in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement on Form F–10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC").

The filing of the shelf prospectus is expected to provide financial flexibility to execute against previously stated business objectives. The Company expects to be in full compliance with all financial covenants as at September 30, 2020 under our amended and restated credit facility. Aurora's relationship with the lending syndicate remains strong and there are no new obligations to repay any portion of the credit facility until its stated maturity date.

Following the divestiture of non-core subsidiaries during fiscal 2020, net revenue for the three months ended September 30, 2020 are expected to be comprised almost entirely of cannabis net revenue and expected to be at the high end of our previously announced $60 million to $64 million range, compared to $67.5 million in Q4 2020. The Company also expects adjusted gross margin before fair value adjustments on cannabis net revenue to be at the high end of our previously announced 46%-50% range.

SG&A costs (including R&D) for the three months ended September 30, 2020 are expected to be in the low $40 million range after excluding certain one-time contract and employee termination costs.  Aurora continues to expect to achieve positive adjusted EBITDA in the second quarter of fiscal 2021.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding: the Company's goals of achieving positive Adjusted EBITDA and positive free cash flow. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

The Company uses financial measures regarding itself, such as Adjusted EBITDA, that do not have standardized meaning under the International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities ("non-IFRS measures"). Further information relating to non-IFRS measures, is set out in the Company's management discussion and analysis for the three and twelve months ended June 30, 2020 and 2019 under the heading "Cautionary Statement Regarding Non-GAAP Performance Measures" and the "Revenue" section for reconciliation to the IFRS equivalent.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 30-OCT-20